SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 7)

                             BVR SYSTEMS (1998) LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS 1.0 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M20512 10 5
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                                 (CUSIP Number)

                               Shlomo Heller, Adv.
                              Koor Industries Ltd.
                   21 Ha'arba'a Street, Tel Aviv 64739, Israel
                          Phone Number: 972-3-623-8420
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                         ---------------------------
CUSIP No. M20512 10 5                    13D                   Page 2 of 6 Pages
----------------------------                         ---------------------------


      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             KOOR  INDUSTRIES LTD.
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             AF
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             ISRAEL
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
         NUMBER OF                 - 0 -
          SHARES       ---------------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
         OWNED BY                   6,688,358 Ordinary Shares
           EACH        ---------------------------------------------------------
         REPORTING         9        SOLE DISPOSITIVE POWER
          PERSON                    - 0 -
           WITH        ---------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    6,688,358 Ordinary Shares
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,358 Ordinary Shares
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             55%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             CO
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                                   Page 2 of 6

----------------------------                         ---------------------------
CUSIP No. M20512 10 5                    13D                   Page 3 of 6 Pages
----------------------------                         ---------------------------


      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             ELSRA ELECTRONIC SYSTEMS LTD.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             ISRAEL
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
       NUMBER OF                                - 0 -
        SHARES         ---------------------------------------------------------
     BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY                     6,688,358 Ordinary Shares
         EACH          ---------------------------------------------------------
       REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON                      - 0 -
         WITH          ---------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    6,688,358 Ordinary Shares
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,688,358 Ordinary Shares
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             55%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

         This statement amends and supplements the Schedule 13D (the "Schedule 13D") relating to the beneficial ownership of Ordinary Shares, par value NIS 1.0 per share ("Ordinary Shares"), of BVR Systems (1998) Ltd., a company organized under the laws of the State of Israel (the "Issuer"), originally filed on May 13, 1999, with the Securities and Exchange Commission by Koor Industries Ltd., a company organized under the laws of the State of Israel ("Koor"), and is being filed by and on behalf of Elisra Electronic Systems Ltd., a company organized under the laws of the State of Israel and a 70%-owned subsidiary of Koor ("Elisra" and together with Koor, the "Koor Group").

Item 3.           Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Elisra in acquiring the 268,400 Ordinary Shares referred to in Item 5(c) is approximately $136,884. The source of the funds used by Elisra to purchase such Ordinary Shares was its working capital.

Item 4.           Purpose of Transaction.

         The purchases of Ordinary Shares made by Elisra in the open market on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), as described below, were made primarily for investment purposes. The Koor Group may from time to time seek to acquire additional Ordinary Shares in transactions on NASDAQ, or in privately negotiated transactions with shareholders of the Issuer, at prices and/or other terms acceptable to the Koor Group. The decision of whether to acquire such additional Ordinary Shares and the timing of such acquisitions, if any, will depend, among other things, on the prevailing price of the Ordinary Shares, the availability of other investment opportunities and the Koor Group's continuing assessment of the desirability of increasing its equity interest in the Issuer.

Item 5.           Interest in Securities of the Issuer.

         (a) (i) Koor is the indirect beneficial owner of 6,688,358 Ordinary Shares or approximately 55% of the outstanding Ordinary Shares, based on 12,159,701 outstanding Ordinary Shares (which include the 1,500,000 Ordinary Shares that may be acquired by Elisra pursuant to the Warrant Agreement dated June 25, 2000, between Elisra and the Issuer (see Amendment No. 3 to the
Schedule 13D)).

             (ii) Elisra is the direct beneficial owner of 6,688,358
Ordinary Shares or approximately 55% of the outstanding Ordinary Shares, based on 12,159,701 outstanding Ordinary Shares (which include the 1,500,000 Ordinary Shares that may be acquired by Elisra pursuant to the Warrant Agreement dated June 25, 2000, between Elisra and the Issuer (see Amendment No. 3 to the
Schedule 13D)).

         (b) (i) Koor has shared voting and dispositive power with respect to the 6,688,358 Ordinary Shares beneficially owned by it.

             (ii) Elisra has shared voting and dispositive power with respect to the 6,688,358 Ordinary Shares beneficially owned by it.

         (c) The following table sets forth the purchases of Ordinary Shares made by Elisra since the Koor Group's most recent filing on Schedule 13D. All such purchases were made in open market transactions on the Nasdaq National Market as follows:

       Date of Transaction      Number of Ordinary Shares Purchased      Price Per Ordinary Share
       -------------------      -----------------------------------      ------------------------
1.      February 11, 2003                     268,400                              $0.51

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2003


                                  KOOR INDUSTRIES LTD.


                                  By:   /s/ Shlomo Heller
                                      -----------------------------------------
                                        Name:  Shlomo Heller
                                        Title: General Counsel of Koor
                                               Industries Ltd.


                                  ELISRA ELECTRONIC SYSTEMS LTD.


                                  By:   /s/ Shlomo Heller
                                      -----------------------------------------
                                        Name:  Shlomo Heller
                                        Title: Attorney-in-Fact





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